UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited – Results of the 2022 Annual General Meeting of Shareholders

Hamilton, Bermuda, March 21, 2023 – Seadrill Limited (NYSE & OSE: SDRL) (“Seadrill” or the “Company”) announces that the 2022 Annual General Meeting of the Shareholders of the Company was held on March 21, 2023 at 10:00a.m., at the Rosewood Hotel, Bermuda. The audited consolidated financial statements for the Company for the year ended December 31, 2021 were laid before the Meeting.

In addition, the following resolutions were passed by shareholders:

1.

To re-elect, by way of separate resolutions, Julie Robertson, Jean Cahuzac, Jan Kjaervik, Mark McCollum, Andrew Schultz, Paul Smith and Ana Zambelli as Directors of the Company to serve until the next annual general meeting or until their respective offices are otherwise vacated in accordance with the bye-laws of the Company.

2.

To approve the appointment of PricewaterhouseCoopers LLP to serve as the auditor of the Company for the financial year ended December 31, 2022 and until the close of the next annual general meeting, and to authorize the Board of Directors (acting through the Audit and Risk Committee) to determine the remuneration of PricewaterhouseCoopers LLP.

3.	To ratify, approve and confirm the remuneration of the Directors of the Company for the 2022 financial year and to approve the remuneration of the Directors of the Company for the 2023 financial year.

4.	To approve an increase of the number of Directors of the Company to nine (9) and authorise the Board to fill the vacancies of two (2) Directors.

A copy of the minutes from the 2022 Annual General Meeting can be found on our website at www.seadrill.com.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Contact Information

For additional information, visit www.seadrill.com.

David Warwick

Director of Investor Relations

T: +971 58 687 4132

E: david.warwick@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deep-water environments.

Forward-Looking Statements

This announcement includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, our ability to maintain relationships with suppliers, customers, employees and other third parties and our ability to maintain adequate financing to support our business plans following emergence from the Chapter 11 proceedings, factors related to the offshore drilling market, the impact of global economic conditions, our liquidity and the adequacy of cash flows for our obligations, political and other uncertainties, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, customs and environmental matters, the potential impacts on our business resulting from climate-change or greenhouse gas legislation or regulations, the impact on our business from climate-change related physical changes or changes in weather pattern, and the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems.

Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (File No. 001-39327).

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: March 21, 2023	By:	/s/ Simon Johnson Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd. (Principal Executive Officer of Seadrill Limited)